[ Janus Capital Letterhead ]

May 28, 2019

VIA EDGAR

James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Preliminary Proxy Statement on Schedule 14A

Dear Mr. O’Connor:

On behalf of the Registrant and Janus Henderson Select Value Fund (the “Fund”), this letter is to respond to your comments that were provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via email correspondence on May 10, 2019, and that were clarified during a telephonic discussion on May 21, 2019, with respect to the preliminary proxy statement on Schedule 14A filed on April 29, 2019, relating to the shareholder approval of an Amended and Restated Investment Advisory Agreement for the Fund. We have summarized your comments to the best of our understanding and provided our responses to your comments below.

1.

Staff Comment: It is the Staff’s view that under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal. The adjournment of a meeting to solicit additional proxies to avoid a negative vote at that meeting is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Registrant’s by-laws or state law. See Exchange Act Rule 14a-4(d)(4). Specifically, this is not a “matter incident to the conduct of the meeting.” See Exchange Act Rule 14a-4(c)(7). (We note that brokers do not have discretionary authority to vote for adjournment because such a vote would be non-routine. See New York Stock Exchange Rule 452.) Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of stockholder votes. Please revise the proxy card to include an additional voting box so that stockholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Exchange Act Rules 14a-4(b)(1) and 14a-4(e). We note, however, that the highlighted statement on page 4 (“If a quorum is not present or sufficient votes to approve the Proposal are not received by the date of the Meeting, the persons designated as proxies may adjourn the Meeting to a later date to continue to seek additional votes.”) appears to be inconsistent with the description, on page 30 of the preliminary proxy statement, of the procedure for adjourning the meeting to solicit additional votes. Please conform the disclosure.

Response: The Registrant respectfully declines to include a separate proposal regarding adjournment on the proxy card. The Registrant believes that the adjournment or postponement of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to the registered investment company.

We further note that, had the question of adjournment required a separate proposal pursuant to Exchange Act Rule 14a-4(d)(4), the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980) (the “Proxy Rules Reference Book”):

[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

The Registrant is a Massachusetts business trust and its corporate governance matters are governed by Section 2 of Chapter 182 of the Massachusetts General laws. The corporate affairs of a Massachusetts business trust generally are governed by its declaration of trust and by-laws. The Registrant’s declaration of trust provides that any meeting of shareholders, whether or not a quorum is present, may be adjourned for any lawful purpose and that any adjourned session or sessions may be held, within a reasonable time after the date for the original meeting without the necessity of further notice. The declaration of trust further provides that a quorum is 30% of outstanding shares but any lesser amount shall be sufficient for adjournment.

Further, as implied by the Proxy Rules Reference Book and consistent with widespread industry practice, whether a matter is “incident to the conduct of the meeting” is a question of state law. As noted above, the Registrant’s declaration of trust and by-laws address generally the conduct of shareholder meetings, including adjournments.

In addition, the Fund believes that the discretionary authority to adjourn is supported by Rule 14a-

4(c)(3), insofar as the shareholders meeting is a special meeting. The Fund does not yet know whether it will be necessary to present a motion to adjourn at the meeting, and a specific statement with respect to adjournment is made in the proxy statement and form of proxy. As noted below, the proxy card has been revised to explicitly state that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the meeting. Similar language also appears in the preliminary proxy statement, and has been revised to add further clarity on this matter. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the meeting in their discretion (subject to the considerations in the Adjournment Release).

We are not aware of any published precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7), or are otherwise not permitted in special meetings under Rule 14a-4(c)(3). Conversely, the Adjournment Release expressly contemplates that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Similarly, the Proxy Rules Reference Book demonstrates that the Division of Corporate Finance has long taken the position that adjournments are governed by state law. The Fund believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and are otherwise permitted by Rule 14a-4(c)(3). Accordingly, the Registrant believes that the proxy statement and the actions contemplated therein are consistent with Rule 14a-4.

As a matter of policy, we also note that the most likely circumstances under which the Registrant would adjourn or postpone the meeting are where either a quorum is not present or a quorum under state law is present but sufficient votes are not present to carry the proposal.

For the reasons discussed above, and in consultation with counsel, the Registrant does not believe that a separate box is required in the proxy card for shareholders to vote on adjournment for the solicitation of additional proxies.

To address the concerns of the Staff, the Registrant has clarified the disclosure with respect to its adjournment procedures including the factors that would be considered by the persons designated as proxies.

With respect to the description of the procedure for adjourning the meeting to a later date, the Registrant has updated the disclosure in the Q&A/Synopsis section to clarify that the persons designated as proxies may propose one or more adjournments or postponements to the meeting.

2.	Staff Comment: Please update the disclosure to state “The Fund does not directly pay an advisory fee to Perkins.”

Response: The Registrant has added the requested disclosure to the Performance Fee Structure section of the proxy statement.

3.	Staff Comment: Please provide the calendar year performance chart and monthly returns chart in correspondence to the Staff.

Response: The Registrant has provided the completed calendar year performance chart and monthly returns chart in Appendix A to this letter.

4.	Staff Comment: If the adviser is permitted to recoup fees, this fact should also be disclosed.

Response: The Registrant confirms that Janus Capital Management LLC, the Fund’s investment adviser (“Janus Capital”), does not have the ability to recoup expenses as a result of any previously waived fees for the Fund.

5.	Staff Comment: During a phone call with the Registrant on May 21, 2019, the Staff withdrew Comment 5, which was originally provided in e-mail correspondence to the Registrant on May 10, 2019.

Response: The Registrant acknowledges that Comment 5 has been withdrawn.

6.

Staff Comment: Please state specifically the Board’s conclusion with respect to each material factor that formed the basis for the Board’s recommendation to approve the agreement. See Item 22(c)(11)(i) of Schedule 14A.

Response: The Registrant believes that the current disclosure is consistent with Item 22(c)(11) of Schedule 14A and the related instructions. We note that the Board considered all factors in their totality and did not make conclusions with respect to individual pieces of information or facts. The disclosure contains a detailed discussion of the factors that the Board considered in light of the specific facts and circumstances surrounding the changes to the Amended and Restated Advisory Agreement and is not a mere list of factors. The disclosure also contains conclusions with respect to key elements of the proposal, including specifically with respect to the reasonableness of the proposed performance fee structure. The Registrant has, however, revised the Board Considerations section of the preliminary proxy statement to include a cross reference to the Board’s considerations with respect to the annual contract approval in the Fund’s semi-annual report, made some clarifying changes to certain factors, and added a conclusion following the enumerated list of factors.

7.

Staff Comment: This description of the procedure for adjourning to solicit votes in the Additional Information About the Meeting – Quorum and Voting section of the preliminary proxy statement appears to be inconsistent with the description earlier in the proxy statement.

Response: As noted in response to Comment 1, the Registrant has updated the disclosure in the Q&A/Synopsis section of the proxy statement to clarify that the persons designated as proxies may propose one or more adjournments or postponements to the meeting.

8.

Staff Comment: We note, consistent with our earlier comment about the need to have a separate box on the proxy card to vote for adjournments to solicit votes to approve the proposal, that, based on the highlighted statement, the only persons likely to vote against adjournment are shareholders who actually attend the meetings.

Response: The Registrant acknowledges the Staff’s comment, but notes that, as discussed in response to Comment 1, the Registrant does not believe that a separate box is required in the proxy card for shareholders to vote on adjournment for the solicitation of additional proxies.

If you have any questions or comments, please call me at (303) 394-7310.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

Thea Kelley